Fortuneswell Corporation

September 29, 2017

Mr. Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Fortuneswell Corporation
Registration Statement on Form S-1
Filed July 14, 2017
File No. 333-219284

Dear Mr. Spirgel:

Fortuneswell Corporation submits this letter to you in response to your letter of August 7, 2017, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.	Please confirm that the company is not a blank check company for purposes of Rule 419 of the Securities Act, and provide us with the analysis whereby you made your determination.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we are not a blank check company for the purposes of Rule 419 of the Securities Act because we have a full business plan and we have no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

Larry Spirgel, Assistant Director

COMMENT:

2.
Please disclose whether the company, its executive, any company promoters or their affiliates intend for the company, once reporting, to be used as a vehicle for a private company to become a reporting company.  Also disclose, if true, that you do not believe the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that once the Company is reporting we do not intend to use the Company as a vehicle for a private company to become a reporting company.  Our Company has a full business plan and we do not have any plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

COMMENT:

3.
Please tell us whether you plan to register your class of common stock under Section 12 of the Exchange Act, such as by filing a Form 8-A registration statement, before the effective date of your Securities Act Form S-1 registration statement.  If not, we note that you currently have only two shareholders, and given the size of your proposed offering, it appears likely that you will have less than 300 record holders following the completion of the offering.  Under Section 15(d) of the Exchange Act, your periodic reporting obligations under Section 13(a) will be automatically suspended if you have less than 300 holders of record for the fiscal year after the year of effectiveness.  Please add a risk factor that informs stockholders of the possibility that your Section 15(d) reporting obligations may be suspended due to a limited number of record holders, as well as the resultant risks in that event.  In addition, please add a risk factor and revise the disclosure under “Available Information” to discuss the inapplicability of the following regulations to Section 15(d) reporting companies; the proxy rules under Section 14 of the Exchange Act, the short-swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act and the majority of the tender offer regulations.

RESPONSE:

We acknowledge the Staff’s comment and our Company does plan to register our class of common stock under Section 12 of the Exchange Act by filing a Form 8-A registration statement at or prior to effectiveness.

Larry Spirgel, Assistant Director

COMMENT:

Market for Common Equity and Related Stockholder Matters
Reports, page 32

4.
We note that you failed to timely file your periodic reports after your previous Form S-1 was declared effective on July 24, 2015.  Please add a risk factor discussing your inability to meet the periodic reporting requirements of the Exchange Act and disclose that historically you have not been timely in meeting your required reporting obligations.

RESPONSE:

We acknowledge the Staff’s comment and we included a risk factor in section “Market for Common Equity and Related Stockholder Matters Reports” to state that we have historically failed to file periodic reporting requirements timely once we were declared effective.  We provided a copy of the risk factor as it appears in the amended filing below.

“HISTORICALLY OUR COMPANY HAS FAILED TO FILE ITS REQUIRED PERIODIC REPORTS REQUIRED BY THE EXCHANGE ACT.

Our Company is required to file periodic reports after it is declared effective.  Historically the Company has failed to timely file the required periodic reports required by the Exchange Act.  Based on our inability to meet the periodic reporting requirements in the past we cannot make any assurances we will file future reporting requirements on a timely basis.”

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Elaine Dowling, Esq. at EAD Law Group, LLC at (702) 306-6317 telephone or email eadlawgroup@gmail.com with any questions or comments.

Sincerely,

/s/ J. Daniel Thatcher

President
Fortuneswell Corporation